SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1996

                                       OR

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                               123 N. Wacker Drive
                             Chicago, Illinois 60606

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 23rd day of June, 1997.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                         /s/ JOHN A. RESCHKE
----------------------------                -----------------------------
Thomas Stachura                             John A. Reschke




/s/ VIRGINIA G. SCHOOLEY                    /s/ ROBERT HURWITZ
----------------------------                -----------------------------
Virginia G. Schooley                        Robert Hurwitz




/s/ E.J. FINNERAN
----------------------------
E. J. Finneran

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES


                                AON SAVINGS PLAN

                                      1996

                                      WITH

                         REPORT OF INDEPENDENT AUDITORS

                                AON SAVINGS PLAN

               INDEX TO AUDITED FINANCIAL STATEMENTS AND SCHEDULES
               ---------------------------------------------------


                                                                           Page
                                                                           ----


         Report of Independent Auditors                                      1


         Financial Statements:

                  Statements of Net Assets Available
                  for Plan Benefits at
                  December 31, 1996 and 1995                                 2

                  Statements of Changes in Net Assets Available
                  for Plan Benefits for the years ended
                  December 31, 1996 and 1995                                 3

         Notes to Financial Statements                                       4


         Financial Statement Schedules:

                  Schedule I
                  Assets Held for Investment as of
                  December 31, 1996                                         10

                  Schedule II
                  Net Assets Available for Plan Benefits
                  by Investment Program at December 31, 1996
                  and 1995                                                  23

                  Schedule III
                  Changes in Net Assets Available for Plan
                  Benefits by Investment Program for the years
                  ended December 31, 1996 and 1995                          25

                  Schedule IV
                  Transactions or Series of Transactions in
                  Excess of 5% of the Current Value of Plan
                  Assets for the year ended December 31, 1996               27

                                AON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                            December 31
                                                                                -------------------------------
(thousands)
                                                                                    1996                  1995
                                                                                    ----                  ----
ASSETS
------
Investments, at Fair Value (Notes 1,2, and 3):
  United States Government and Government Agency Issues                         $  82,043             $  48,036
  Corporate Bonds and Notes                                                         6,312                 5,708
  Other Bonds                                                                       1,028                 1,053
  Common Stocks:
    Aon Corporation                                                               292,189               242,680
    Other                                                                          44,202                42,316
  Preferred Stocks                                                                  1,616                 1,645
  Investments held in the Aon Funds:
    Aon Money Market Fund                                                          25,754                     -
    Aon Government Securities Fund                                                 12,526                     -
    Aon Asset Allocation Fund                                                      51,743                     -
    Aon S&P 500 Index Fund                                                         70,708                     -
    Aon REIT Index Fund                                                             5,591                     -
    Aon International Equity Fund                                                  11,866                     -
  Investments held in the Life of Virginia Series Funds, Inc.:
    Money Market Portfolio                                                              -                21,729
    Government Securities Portfolio                                                     -                11,692
    Total Return Portfolio                                                              -                43,613
    Common Stock Index Portfolio                                                        -                40,527
    Real Estate Securities Portfolio                                                    -                 1,052
    International Equity Portfolio                                                      -                 2,761
  Other Long-Term Investments                                                          16                    18
  Short-Term Investments                                                           11,100                37,400
                                                                                ---------              ---------
                                                                                  616,694               500,230
  Unallocated Guaranteed Insurance Contracts, at Contract Value                    79,198               101,938
                                                                                ---------              ---------
     Total Investments                                                            695,892               602,168

Receivables:
  Contribution Receivable from Aon Corporation                                     13,396                14,697
  Contributions Receivable from Participants                                          289                   845
  Loans Receivable                                                                    206                   398
  Accrued Dividends and Interest                                                      824
         763
  Due from Broker                                                                   2,977                20,350
                                                                                ----------             ---------
     Total Receivables                                                             17,692                37,053
                                                                                ----------             ---------
     Total Assets                                                                 713,584               639,221
                                                                                ----------             ---------

LIABILITIES
-----------
Accounts Payable and Accrued Expenses                                                   -                     -
                                                                                ----------             ---------
     Total Liabilities                                                                  -                     -
                                                                                ----------             ---------

     Net Assets Available for Plan Benefits                                     $ 713,584             $ 639,221
                                                                                ==========            ==========

See notes to financial statements.

                                AON SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                                     Year Ended December 31
                                                                                -------------------------------
(thousands)
                                                                                    1996                  1995
                                                                                    ----                  ----

  ADDITIONS:
  ----------

Investment Income:
  Interest and Income from Unallocated
    Guaranteed Insurance Contracts                                              $  10,947              $ 12,754
  Aon Corporation Dividends                                                         6,909                 6,561
  Other Dividends                                                                   1,679                 7,164
                                                                                ----------             ---------
                                                                                   19,535                26,479
Contributions:
   Aon Corporation                                                                 14,056                14,697
   ESOP Diversification                                                                87                    72
   Participants                                                                    31,740                30,975
                                                                                ----------             ---------

                                                                                   45,883                45,744
                                                                                ----------             ---------

                                                                                   65,418                72,223

  DEDUCTIONS:
  -----------

Benefits Paid to Participants                                                      76,929                41,574
Administrative Expenses                                                               832                   980
Investment Expenses                                                                   201                   261
                                                                                ----------             ---------

                                                                                   77,962                42,815
                                                                                ----------             ---------

                                                                                  (12,544)               29,408
Net Realized and Unrealized Appreciation
 in Fair Value of Investments (Note 3)                                             86,907               119,552
                                                                                ----------             ---------

Net Increases                                                                      74,363               148,960
Net Assets Available for Plan Benefits
  at Beginning of Year                                                            639,221               486,768
Plan Mergers                                                                            -                 3,493
                                                                                ----------             ---------

Net Assets Available for Plan
 Benefits at End of Year                                                        $ 713,584             $ 639,221
                                                                                ==========            ==========

See notes to financial statements.

                                AON SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                  1996 and 1995


1.       DESCRIPTION OF PLAN
         -------------------

         A.       General

         The Aon Savings Plan (the "Plan") was authorized by the Board of Directors of Aon Corporation (the "Company"). The Plan has been designed as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

         The Plan is subject to and is designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution profit sharing plans, specifically "Title I - Protection of Employee Benefits Rights," which includes regulatory provisions regarding reporting and disclosure, participation and vesting, funding, fiduciary responsibility, administration and enforcement. The minimum funding standards of Title I do not, however, apply to the Plan.

         Certain of the Plan's investments are held by the Aon Funds, an affiliated, open-end management investment company.

         B.       PLAN CHANGES

         On July 1, 1995, the Plan introduced two new investment options, the Real Estate Securities Fund and the International Equity Fund. On December 31, 1995, the RGH Common Stock Fund, a closed fund, was liquidated.

         C.       PLAN MERGERS AND TRANSFER OF ASSETS

         Effective October 1, 1995, the J. H. Blades & Co., Employees' 401(k) Plan (the "Blades Plan") and Energy Insurance International, Inc. Savings and Investment Plan (the "E. I. I. Plan") were merged into the Aon Savings Plan. All assets and liabilities of the Blades Plan and the E. I. I. Plan were transferred to the Aon Savings Plan as of October 1, 1995. Participants of the Blades Plan and the E. I. I. Plan immediately became Participants in the Aon Savings Plan.

         D.       ELIGIBILITY AND PARTICIPATION

         Participation in the Plan is limited to employees who have completed one year of service and attained the age of 21 or employees who were eligible under another Plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

         E.       CONTRIBUTIONS

         Participant  - Participant  contributions  are made by means of regular
         -----------
         payroll deductions. Non-highly compensated Participants, as defined by the Code, may elect to make contributions of between 2% and 10% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the Code, may elect to make contributions of between 2% and 6% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participant contribution was $9,500 and $9,240 in 1996 and 1995, respectively.

         Company - The Company will contribute an amount equal to 100% of a Participant's contributions, on the first 3% of compensation contributed for the year. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

         F.       Investment Provisions

         Contributions to the Plan may be invested in one or more of the following investment funds:

                  Money Market Fund - Invested  principally in shares of the Aon
                  -----------------
                  Money Market Fund of the Aon Funds. The portfolio invests in various types of high-quality, short-term money market instruments, including certificates of deposit, commercial paper, U.S. Treasury and Agency securities and other similar instruments.

                  Aon Common Stock Fund - Invested  principally  in common stock
                  ---------------------
                  of the Company that is purchased on the open market or in private transactions.

                  Investment Contract Fund - Invested principally in unallocated
                  ------------------------
                  guaranteed insurance contracts, U.S. Treasury bills and short-term investment funds. In 1995, members of the Company's Investment Department became managers of this Fund. The Investment Manager is a fiduciary within the meaning of ERISA
                  Section 3(21). Certain restrictions and penalties may apply with regard to the termination of unallocated guaranteed insurance contracts prior to the scheduled maturity date.

                  Government Securities Fund - Invested principally in shares of
                  --------------------------
                  the Aon  Government  Securities  Fund of the  Aon  Funds.  The
                  portfolio   invests  in   intermediate   and  long-term   debt
                  securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Total Return Fund - Invested principally in shares of the Aon Asset Allocation Fund of the Aon Funds. The portfolio invests in equity securities, long-term debt securities and money market instruments.

                  Common  Stock Index Fund - Invested  principally  in shares of
                  ------------------------
                  the Aon S&P 500 Index Fund of the Aon Funds. The portfolio invests in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

                  Real Estate Securities Fund - Invested principally in shares
                  ---------------------------
                  of the Aon REIT Index Fund of the Aon Funds. The portfolio invests primarily in the securities of REITs comprising the Morgan Stanley REIT Index, which are principally engaged in or related to the real estate industry, including ownership of significant real estate assets. This portfolio does not invest directly in real estate.

                  International  Equity Fund - Invested  principally in shares
                  --------------------------
                  of the Aon International Equity Fund of the Aon Funds. The portfolio invests primarily in equity and equity-related securities of companies that are organized outside the United States or whose securities are principally traded outside the United States.

         The Plan's net assets available for plan benefits by investment program and changes in net assets available for plan benefits by investment program are set forth on Schedules II and III, respectively, and are incorporated herein by reference.

         G.       ACCOUNT BALANCES

         Each Participant's account is credited with the Participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, and c) Forfeitures of terminated Participants' non-vested accounts.

         Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $825,000 and $510,000 for 1996 and 1995, respectively.

         On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

         H.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

         I.       LOAN ADMINISTRATION

         Under the Aon Savings Plan, Participants do not have the ability to borrow from their accounts. Prior to certain plan mergers, the predecessor plans permitted Participants to borrow from the vested portion of their account. At the date of merger, Participants under the former plans could no longer borrow from the vested portion of their account. However, the Plan will continue to administer those loans that existed prior to the mergers.

         J.       SUMMARY PLAN DESCRIPTION

         Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

2.       Summary of Significant Accounting Policies
         ------------------------------------------

         A.       INVESTMENTS

         Investments, except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any administrative charges. The Plan believes contract value approximates fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         B.       OPERATING EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company at its discretion, may decide to pay such expenses. Administrative expenses include $830,000 and $980,000 in 1996 and 1995, respectively, paid to subsidiaries of the Company.

         C.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       Investments
         -----------

         The Northern Trust Company is the custodian of the Plan assets and Trustee for the Aon Stock Fund. The remaining Trustees for the Plan are members of the Company's Investment Department and they have been given the discretion and authority to manage the investments. The Trustees are named fiduciaries under ERISA.

         The net realized and unrealized appreciation (depreciation) in fair value of Plan investments is as follows:

                                                      1996           1995
                                                  ---------      ---------
(thousands)
United States Government and
   Government Agency Issues                       $ (1,305)      $  2,582
Corporate Bonds and Notes                             (308)         1,000
Other Bonds                                            (24)           200
Common Stock:
   Aon Corporation                                  58,485         87,369
   Other                                            10,012         15,200
Preferred Stocks                                       502             24
Investment held in the Aon Funds:
   Aon Money Market Fund                                 0              -
   Aon Government Securities Fund                     (148)             -
   Aon Asset Allocation Fund                           982              -
   Aon S&P 500 Index Fund                             (649)             -
   Aon REIT Index Fund                                 498              -
   Aon International Equity Fund                       177              -
Investment held in the Series Funds:
   Money Market Portfolio                            1,249            355
   Government Securities Portfolio                     155            607
   Total Return Portfolio                            4,028          4,639
   Common Stock Index Portfolio                     12,324          7,476
   Real Estate Securities Portfolio                    697             29
   International Equity Portfolio                      230             70
Unallocated Guaranteed
  Insurance Contracts                                    2              1
                                                  ---------      ---------

                                                    86,907        119,552
                                                  =========      =========



         The aggregate cost of investments was $508,809,000 and $443,187,000 at December 31, 1996 and 1995, respectively.

         The following investments exceed 5% of the Plan's net assets available for plan benefits:

                                                              December 31
                                                           ------------------

         (thousands)                                       1996          1995
                                                           ----          ----

         Aon Corporation, Common Stock                $  292,189    $  242,680

         Short-Term Investment Fund,
           Collective Trust Funds of
           The Northern Trust Company                          -        37,400

         Investments held in the Aon Funds:
           Aon Asset Allocation Fund                      51,743             -
           Aon S&P 500 Index Fund                         70,708             -

         Investments held in the Series Funds:
           Total Return Portfolio                              -        43,613
           Common Stock Index Portfolio                        -        40,527

         U.S. Treasury Bills due 1-2-97                   44,000             -


         The Plan has unallocated guaranteed insurance contracts with a contract value of $16,528,000 that are issued by an insurance subsidiary and a former insurance subsidiary of the Company.

         On August 12, 1994, the Canadian and United States insurance regulators assumed control of Confederation Life Insurance Company to protect policyholders and other creditors. The investment contract with Confederation Life Insurance Company is accounted for at contract value as of August 12, 1994, less repayments, in the amount of $8,871,000. Interest on the contract is no longer being accrued. The benefit responsiveness of the contract has been limited to normal retirement, death, disability and hardship. Other withdrawals for employee terminations, loans and transfers will not be permitted. In April 1997, the Plan received a partial distribution of approximately $7.7 million on this contract.

         The average yield on all other guaranteed investment contracts is equal to the stated interest rate of the particular contract.

4.       FEDERAL INCOME TAXES
         --------------------

         On September 14, 1994, the Company requested a determination letter with respect to the Plan and all amendments through December 16, 1994. The Plan has received a favorable determination letter on April 10, 1995. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrative Committee believes the Plan is a qualified salary reduction plan under Section 401(k) of the Code. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


5.       SALE OF SUBSIDIARIES
         --------------------

         On June 30, 1996, Aon sold its interest in certain operations of Ryan Insurance Group, Inc. (Ryan Dealer Group) to Resource Financial Corporation. Total Assets in the Plan for affected employees were $14,288,000 at April 30, 1996. Employees have the option to transfer their account balances to a new plan established by Resource Financial Corporation or to maintain their account in the Plan.

         On April 1, 1996, Aon sold its direct response life and health subsidiary, Union Fidelity Life Insurance Company, headquartered in Trevose, Pennsylvania, and its capital accumulation life insurance subsidiary, The Life Insurance Company of Virginia, headquartered in Richmond, Virginia, to General Electric Capital Corporation.

         Total assets in the plan for employees of those subsidiaries were $17,481,000 at December 31, 1996, or about 2.5% of total assets for the Plan. Employees at those subsidiaries have the option to receive a lump sum distribution of their total account balances until December 31, 1998 or to maintain their account balance in the Plan.

6.       SUBSEQUENT EVENTS
         -----------------

         The impact of the January 1997 acquisition of Alexander and Alexander is currently unknown for the Aon Savings Plan. A revised benefits program is anticipated for January 1, 1998.

                                                                      Schedule I
                                AON SAVINGS PLAN
                           ASSETS HELD FOR INVESTMENT
                                December 31, 1996

Schedule I represents the investments of the Aon Savings Plan. The investments are allocated to the various investment funds in which the Plan's Participants may elect to invest their funds. Schedule II, following on page 21, represents the composition of these investment funds for the Aon Savings Plan.


                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

MONEY MARKET FUND
-----------------

MUTUAL FUND

     Investments held in the Aon Funds
     Money Market Fund                                25,753,656         $        25,754          $        25,754

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        106,148                     106                      106
                                                                         ----------------         ----------------

TOTAL MONEY MARKET FUND                                                  $        25,860          $        25,860
                                                                         ================         ================

BALANCED FUND
-------------

COMMON STOCK

     ADC Telecommunications Inc.
     Common Stock, No par                                  6,000         $           111          $           187

     Abbott Laboratories
     Common Stock, No par                                  7,000                     266                      355

     Agouron Pharmaceuticals Inc.
     Common Stock                                          2,000                      86                      136

     American Home Products
     Common Stock                                          8,000                     405                      469

     American International Group, Inc.
     Common Stock, $2.50 par                               8,000                     201                      866

     American Telecasting Inc.
     Common Stock                                         20,000                     253                      115

     Amli Residential Properties
     Common Stock, $0.01 par                              25,000                     512                      584

     Amoco Corporation
     Common Stock, no par                                 11,100                     613                      895

     Apac Teleservices
     Common Stock                                          2,500                     109                       96


                                                               10

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Archer-Daniels-Midland Company
     Common Stock, No par                                 37,000         $           198          $           814

     Avery Dennison Corporation
     Common Stock, $1.00 par                              30,000                     419                    1,061

     Becton, Dickinson and Co.
     Common Stock, $1.00 par                              20,800                     337                      902

     Bell & Howell Company
     Common Stock                                          5,600                     104                      133

     Bolder Technologies Corp.
     Common Stock                                         15,000                     158                      247

     Burlington Northern Santa Fe Corp.
     Common Stock                                          4,000                     310                      345

     CKE Restaurants Inc.
     Common Stock                                          3,000                      86                      108

     Cali Realty Corp.
     Common Stock                                          4,000                     106                      123

     Canwest Global Comm. Corp.
     Common Stock                                          9,000                      87                       92

     Centerpoint Properties Corporation
     Common Stock                                          5,800                     117                      190

     Central Garden & Pet Company
     Common Stock                                          5,000                      90                      105

     Cisco Systems
     Common Stock                                          2,000                     117                      127

     Clear Channel Communications
     Common Stock                                         10,000                     391                      361

     Clearnet Communications
     Common Stock, Class A                                10,000                     190                      110

     Coach USA Inc
     Common Stock                                          5,000                     125                      145

     Coca Cola Co.
     Common Stock                                          5,000                     254                      263

     Collagenex Pharmaceuticals
     Common Stock                                         10,000                     100                       81

     Colonial Properties Trust
     Common Stock, $.01 par                               21,500                     498                      653

     Columbia Banking System Inc.
     Common Stock                                          7,000                     109                      114


                                                               11

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Compaq Computer Corporation
     Common Stock                                          1,500         $           103          $           112

     Consolidated Stores Corp.
     Common Stock                                          6,250                     195                      202

     Cox Radio Inc.
     Common Stock                                          3,000                      56                       53

     CSX Corporation
     Common Stock, $1.00 par                               7,000                     305                      296

     CUC International
     Common Stock                                          5,000                     120                      121

     Deere & Co.
     Common Stock                                          6,000                     256                      243

     Dell Computer Corp.
     Common Stock                                         12,000                     278                      638

     Delta Financial Corp.
     Common Stock                                          9,500                     172                      171

     Walt Disney Productions
     Common Stock, $.025 par                               3,000                     140                      209

     Dominick's Supermarkets
     Common Stock                                          7,000                     144                      152

     Du Pont, E.I. DeNemours & Co.
     Common Stock, $5.00 par                              10,000                     268                      941

     Evergreen Media Corporation
     Class A Common Stock                                  8,000                     210                      200

     FBL Financial Group Inc.
     Class A Common Stock                                  5,000                      87                      124

     Factory Card Outlet
     Common Stock                                         10,000                      90                       90

     Federal Realty Investment Trust
     Share of Beneficial Interest, No par                 28,000                     728                      760

     Financial Federal Corp
     Common Stock                                         12,000                     200                      201

     First Data Corporation
     Common Stock                                         18,000                     312                      657

     First Industrial Realty Trust Inc.
     Common Stock                                         19,000                     443                      577

     First National NBD Corp.
     Common Stock                                         10,000                     179                      538


                                                               12

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     First Washington Realty Trust
     Common Stock                                          5,000         $           109          $           118

     Getty Communications
     Common Stock                                          6,000                      60                       90

     Glenayre Technologies
     Common Stock                                          5,000                     107                      108

     HNC Software
     Common Stock                                         10,000                     308                      313

     Harcourt General Inc.
     Common Stock                                          5,000                     247                      231

     Healthcare Realty Trust Inc.
     Common Stock                                         20,000                     427                      530

     Health Care REIT, Incorporated
     Common Stock, $1.00 par                              30,000                     732                      735

     Healthcor Holdings Inc.
     Common Stock                                         16,000                     160                      144

     Heartland Express Inc.
     Common Stock                                          4,000                      73                       97

     Hercules Incorporated
     Common Stock                                          4,000                     182                      173

     Hewlett-Packard Cmpany
     Common Stock, $1.00 par                               5,000                     182                      251

     Household International Inc.
     Common Stock, $1.00 par                               1,000                      64                       92

     Hub Group Inc.
     Class A Common Stock                                  6,000                      84                      160

     IA Corporation
     Common Stock                                         10,000                      60                       59

     Ikon Office Solution Inc.
     Common Stock, No par                                  5,000                      65                      258

     Illinois Tool Works, Incorporated
     Common Stock, $3.33 1/3 par                          10,200                     380                      815

     Innovasive Devices
     Common Stock                                          8,000                      71                       62

     JDN Realty Corp.
     Common Stock                                         10,000                     213                      276

     Johnson & Johnson
     Common Stock, $1.00 par                              10,000                     262                      497


                                                               13

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Kerr McGee Corp.
     Common Stock                                          4,000         $           247          $           288

     Knight Transportation Inc.
     Common Stock                                         10,000                     179                      190

     Landstar System Inc.
     Common Stock                                          8,000                     206                      186

    Libbey Inc.
    Common Stock                                          10,000                     200                      279

     Littelfuse, Incorporated
     Common Stock                                          1,000                      28                       48

     Litton Industries, Incorporated
     Common Stock, $1.00 par                               8,000                     127                      381

     Lucent
     Common Stock                                          4,722                     224                      218

     Macerich Company
     Common Stock                                          5,000                      95                      131

     McAfee Associates Incorporated
     Common Stock                                          1,125                      17                       49

     Medical Alliance Inc.
     Common Stock                                          4,000                      44                       46

     Merck & Co.
     Common Stock                                          3,000                     177                      239

     Mesa Laboratories Inc.
     Common Stock                                         12,000                      81                       64

     Mobil Oil Corporation
     Common Stock                                          8,500                     569                    1,039

     Moneygram Payment Systems
     Common Stock                                          8,500                     106                      113

     Motorola, Incorporated
     Common Stock, $3.00 par                               8,000                     364                      490

     Norfolk Southern Corp.
     Common Stock                                          6,000                     506                      528

     North Face Inc.
     Common Stock                                          3,000                      70                       58

     Omega Healthcare Investor, Inc.
     Common Stock                                         40,000                     971                    1,330

     Outdoor Systems, Inc.
     Common Stock                                          7,000                     168                      197


                                                               14

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     PMT Services
     Common Stock                                          5,000         $           100          $            87

     Paging Network, Inc.
     Common Stock                                         11,000                     285                      168

     Perceptron Inc.
     Common Stock                                          4,000                      90                      137

     Petroleum Geo-Services
     Common Stock                                          3,000                      83                      117

     Pfizer, Inc.
     Common Stock                                          5,000                     329                      415

     Philip Environmental Inc.
     Common Stock                                         11,400                      87                      165

     Powerwave Technologies Inc.
     Common Stock                                         13,000                     150                      190

     Prime Retail
     Common Stock                                         28,000                     438                      350

     Proctor & Gamble Company
     Common Stock, No par                                  3,500                     193                      377

     Pure Atria Corp.
     Common Stock                                          5,000                     156                      124

     Royal Dutch Petroleum Company
     5 Guilders par                                        7,500                     599                    1,281

     Saville System Ireland
     Common Stock                                          5,000                     130                      203

     Schering-Plough Corporation
     Common Stock, $1.00 par                              15,000                     463                      971

     Sherwin-Williams Company
     Common Stock, $6.25 par                              15,000                     241                      840

     Simulation Science Inc.
     Common Stock                                          4,000                      36                       59

     Sitel Corp.
     Common Stock                                          2,000                      47                       29

     Sipex Corporation
     Common Stock                                          8,000                     143                      258

     Smallworldwide PLC-ADR
     Common Stock                                         10,000                     110                      119

     Snyder Communications Inc.
     Common Stock                                          1,000                      17                       27


                                                               15

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Spieker Properties, Inc.
     Common Stock                                          3,000         $            76          $           108

     Staples Inc.
     Common Stock                                          4,000                      76                       72

     Sterling Commerce
     Common Stock                                          5,000                     132                      176

     Styling Technology
     Common Stock                                          5,000                      50                       52

     Summit Properties Incorporated
     Common Stock                                         25,000                     473                      553

     Sun International Hotels Ltd.
     Class A Common Stock                                  7,000                     273                      256

     Sun Microsystems, Incorporated
     Common Stock, $0.00067 par                            4,000                      63                      103

     TMP Worldwide Inc.
     Common Stock                                          6,000                      84                       76

     Teletech Holdings Inc.
     Common Stock                                          3,000                      94                       78

     Texas Regional Banchares-A
     Common Stock                                         15,000                     334                      510

     Time Warner, Incorporated
     Common Stock, $1.00 par                              20,000                     733                      750

     Tribune Company
     Common Stock, No par                                  5,000                     325                      394

     Triumph Group Inc.
     Common Stock                                          5,000                      95                      119

     US Robotics Corporation
     Common Stock, $.01 par                               24,000                     191                    1,728

     Unilever NV ADRS
     Common Stock                                          7,000                     680                    1,227

     Union Pacific Corporation
     Common Stock, $5.00 par                               2,600                     116                      156

     Union Pacific Resources Group
     Common Stock                                          2,202                      55                       64

     Unisource Worldwide Inc.
     Common Stock                                          2,500                      48                       51

     United Dental Care Inc.
     Common Stock                                          5,000                     150                      152


                                                               16

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Universal Outdoor Holdings
     Common Stock                                          5,000         $           185          $           117

     Vanguard Cellular Systems
     Common Stock                                          6,700                     142                      106

     Vencor Inc.
     Common Stock                                          5,000                     144                      158

     Viacom Incorporated
     Class A Common Stock                                  6,000                     348                      207

     Walgreen Company
     Common Stock, $.1.25 par                             35,000                     794                    1,409

     Watsco, Incorporated
     Class A Common Stock                                 27,000                     266                      780

     Wilmar Industries Inc.
     Common Stock                                          5,000                     101                      139

     Wireless Telecom Group Inc.
     Common Stock                                         31,200                     240                      320

     Xerox Corporation
     Common Stock, $1.00 par                              30,000                     575                    1,579
                                                                         ----------------         ----------------

Total Common Stock                                                                29,343                   44,202
                                                                         ----------------         ----------------

PREFERRED STOCK

     Felcor Suite Hotels Inc.
     Series A
     Convertible Preferred Stock                          10,000                     250                      280

     Microsoft Corp.
     Convertible Preferred Stock                           1,000                      80                       80

     Prime Retail Inc.
     Series B
     Convertible Preferred Stock                           3,184                      79                       69

     Security Capital Pacific Trust
     Convertible Preferred Stock                          36,000                     900                    1,103

     Sunamerica Inc.
     Convertible Preferred Stock                           2,000                      75                       84
                                                                         ----------------         ----------------

Total Preferred Stock                                                              1,384                    1,616
                                                                         ----------------         ----------------

U.S. GOVERNMENT AND GOVERNMENT
   AGENCY ISSUES

     Federal Home Loan Mortgage
     6.783% Due 8/18/2005                       $      1,800,000                   1,906                    1,813



                                                               17

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Federal National Mortgage Association
     Series SM-2002-J
     7.3% Debenture due 10/28/2002
     Registered                                 $      4,500,000         $         4,500          $         4,504

     U.S. Treasury
      6.875% Note due 4/30/1997                        3,550,000                   3,552                    3,564

     U.S. Treasury, Series D-2001
     7.5% Note due 11/15/2001                          2,000,000                   2,015                    2,106

     U.S. Treasury, Series F-1999
     7% Note due 4/15/1999                             3,550,000                   3,510                    3,629

     U.S. Treasury, Series N-1997
     6.375% Note due 6/30/1997                           750,000                     763                      753

     U.S. Treasury, Series A-2001
     7.75% Note due 2/15/2001                          3,500,000                   3,450                    3,699

     U.S. Treasury, Series C-2001
     7.875% Note due 8/15/2001                         3,000,000                   3,000                    3,198

     U.S. Treasury
     7.25% Note due 5/15/2016                          2,000,000                   2,050                    2,112

     U.S. Treasury
     5.75% Note due 8/15/2003                          2,900,000                   2,922                    2,814

     U.S. Treasury
     5.125% Note due 11/30/1998                        4,000,000                   3,984                    3,944

     U.S. Treasury
     7.875% Note due 11/15/2004                          925,000                   1,007                    1,009

     U.S. Treasury
     6.5% Note due 8/15/2005                           1,000,000                     999                    1,007

     U.S. Treasury
     6.25% Note due 8/31/2000                          2,800,000                   2,893                    2,811

     U.S. Treasury, Series D-2000
      8.5% Note due 11/15/2000                         1,000,000                   1,029                    1,080
                                                                         ----------------         ----------------

Total U.S. Government and
   Government Agency Issues                                                       37,580                   38,043
                                                                         ----------------         ----------------

CORPORATE BONDS AND NOTES

     Associates Corp of North America
     7.77% Note due 3/9/1999                           1,000,000                   1,000                    1,032

     Central Garden & Pet Co.
     6% Convertible Subordinated Note
     due 11/15/2003                                      100,000                     100                       98



                                                               18

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Cityscape Financial Corp
     6% Subordinated Debenture, Convertible
     due 5/1/2006                                        220,000         $           220          $           225

     Complete Management Inc.
     8% Note due 12/15/2003                              200,000                     200                      201

     Cray Research Inc.
     6.125% Convertible Subordinated
     Note due 2/1/2011                                   250,000                     200                      198

     Dow Chemical Company
     9.35% Note due 3/15/2002,
     Registered                                        1,000,000                     998                    1,081

     First Financial Management Corp.
     5% Note due 12/15/1999
     Registered                                          500,000                     893                      859

     LTC Properties
     8.25% Convertible Subordinated
    Debenture due 7/1/2001                               250,000                     261                      266

     Monsanto Defined Contribution & Employee
     Stock Ownership Trust
     8.13% Debenture due 12/15/2006                    1,000,000                   1,000                    1,073

     Norfolk Southern Railway Equipment Trust
     Series B
     8% Certificate due 3/1/2006                       1,000,000                     949                    1,081

     Tribune Co.
     6.875% Note due 11/1/2006                           200,000                     199                      198
                                                                         ----------------         ----------------

Total Corporate Bonds and Notes                                                    6,020                    6,312
                                                                         ----------------         ----------------

Other
     Hydro Quebec Electric Tranche
     7.74% Note due 2/26/1999                          1,000,000                     999                    1,028

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                        4,183,041                   4,183                    4,183
                                                                         ----------------         ----------------

Total Balanced Fund                                                      $        79,509          $        95,384
                                                                         ================         ================

Aon Stock Fund

Common Stock

     Aon Corporation
     Common Stock, $1.00 par                           4,703,243         $       122,077          $       292,189


                                                               19

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------


SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        475,439         $           475          $           475
                                                                         ----------------         ----------------

Total Aon Stock Fund                                                     $       122,552          $       292,664
                                                                         ================         ================

INVESTMENT CONTRACT FUND

UNALLOCATED INSURANCE CONTRACTS

     Canada Life Assurance Company
     Contract #P45672
     6.05% due 10/16/1997                       $      2,024,612         $         2,025          $         2,025

     Combined Insurance Co. of America
     Contract  #CG1000
     7.12% due 9/30/96, 6/30/99                        4,739,292                   4,739                    4,739

     Commonwealth Life Insurance Co.
     Contract #ADA00551FR
     5.35% due 6/30/98                                 2,909,348                   2,909                    2,909

     Confederation Life Insurance Co.
     Contract #62718
     6.96% due 3/31/1998                               8,870,632                   8,871                    8,871

     The Life Insurance Company of Georgia
     Contract #GA 289
     6.7% due 6/30/1997                               13,354,297                  13,354                   13,354

     The Life Insurance Company of Virginia
     Contract #GS2753
     5.67% due 9/30/98                                11,788,577                  11,789                   11,789

     Metropolitan Life Insurance Co.
     Contract #13272
     6.53% due 12/31/1997                             13,248,173                  13,248                   13,248

     Protective Life Insurance Company
     Contract # GR-9039
     7.36% due 3/31/99                                 4,689,787                   4,690                    4,690

     Provident Life & Accident Insurance Co.
     Contract #627-05641
     5.79% due 12/31/98                                4,967,231                   4,967                    4,967

     Prudential
     Contract #6458
     5.20% due 6/30/98                                 5,817,222                   5,817                    5,817

     Sun Life Insurance Co.
     Contract #GICFA-484
     6.02% due 12/31/98                                5,013,925                   5,014                    5,014


                                                               20

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

     Travelers Insurance Co.
     Contract #GR-9039
     4%, Reset annually                                1,774,608         $         1,775          $         1,775
                                                                         ----------------         ----------------

Total Unallocated Guaranteed Insurance Contracts                                  79,198                   79,198
                                                                         ----------------         ----------------

U.S. GOVERNMENT AND GOVERNMENT
   AGENCY ISSUES

     U.S. Treasury Bill
      due 1/2/1997                              $     44,000,000                  43,630                   44,000
                                                                         ----------------         ----------------

                                                                                  43,630                   44,000
                                                                         ----------------         ----------------

OTHER

      Wachovia Real Estate Fund                               34                      26                       16
                                                                         ----------------         ----------------

                                                                                      26                       16
                                                                         ----------------         ----------------

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                        5,015,257                   5,015                    5,015
                                                                         ----------------         ----------------

Total Short-Term Investments                                                       5,015                    5,015
                                                                         ----------------         ----------------

Total Investment Contract Fund                                           $       127,869          $       128,229
                                                                         ================         ================

GOVERNMENT SECURITIES FUND
--------------------------

MUTUAL FUND

     Investments held in the Aon Funds
     Government Securities Fund                        1,231,684         $        12,673          $        12,526

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        176,263                     176                      176
                                                                         ----------------         ----------------

Total Government Securities Fund                                         $        12,849          $        12,702
                                                                         ================         ================

TOTAL RETURN FUND
-----------------

MUTUAL FUND

     Investments held in the Aon Funds
     Asset Allocation Fund                             3,931,873         $        50,882          $        51,743

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        422,361                     422                      422
                                                                         ----------------         ----------------

                                                               21

                                                  Number of Shares              Cost                  Fair Value
Issue                                             Principal Amount          (thousands)               (thousands)
------------------------------------------------------------------------------------------------------------------

                                                                         ----------------         ----------------

Total Total Return Fund                                                  $        51,304          $        52,165
                                                                         ================         ================

COMMON STOCK INDEX FUND
-----------------------

MUTUAL FUND

     Investments held in the Aon Funds
     S&P 500 Index Fund                                6,240,733         $        71,356          $        70,708

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        456,028                     456                      456
                                                                         ----------------         ----------------

Total Common Stock Index Fund                                            $        71,812          $        71,164
                                                                         ================         ================

REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Aon Funds
     REIT Index Fund                                     464,773         $         5,099          $         5,591

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $         48,181                      48                       48
                                                                         ----------------         ----------------

Total Real Estate Securities Fund                                        $         5,147          $         5,639
                                                                         ================         ================

INTERNATIONAL EQUITY FUND
-------------------------

MUTUAL FUND

     Investments held in the Aon Funds
     International Equity Fund                         1,114,149         $        11,688          $        11,866

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                 $        218,617                     219                      219
                                                                         ----------------         ----------------

Total International Equity Fund                                          $        11,907          $        12,085
                                                                         ================         ================



Total Investments                                                        $       508,809          $       695,892
                                                                         ================         ================






                                AON SAVINGS PLAN                                                                 Schedule II
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1996

(thousands)
                                                        Money                                   Aon            Investment
                                                       Market             Balanced             Stock            Contracts
ASSETS                                                  Fund                Fund               Fund               Fund
                                                    --------------      --------------     --------------     --------------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                  $        38,043                        $       44,000
     Corporate Bonds and Notes                                                  6,312
     Other Bonds                                                                1,028
     Common Stocks:
       Aon Corporation                                                              -    $       292,189
       Other                                                                   44,202                  -
     Preferred Stocks                                                           1,616                  -
     Investments held in the Aon Funds:
        Aon Money Market Fund                      $       25,754                   -                  -
        Aon Government Securities Fund                          -                   -                  -
        Aon Asset Allocation Fund                               -                   -                  -
        Aon S&P 500 Index Fund                                  -                   -                  -
        Aon REIT Index Fund                                     -                   -                  -
        Aon International Equity Fund                           -                   -                  -
     Other Long-Term Investments                                -                   -                  -                 16
     Short-Term Investments                                   106               4,183                475              5,015
                                                    --------------      --------------     --------------     --------------

                                                           25,860              95,384            292,664             49,031

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                      -                   -                  -             79,198
                                                    --------------      --------------     --------------     --------------

               Total Investments                           25,860              95,384            292,664            128,229

Receivables:
     Contribution Receivable from Aon Corporation             776                   -              4,712              1,880
     Contributions Receivable from Participants                18                 (38)                60                 49
     Loans Receivable                                           -                   -                  -                  -
     Accrued Dividends and Income                               1                 791                  2                 26
     Due from Broker                                            -                (398)             2,750                  -
     Fund Transfers                                          (386)                (85)                60                 56
                                                    --------------      --------------     --------------     --------------

               Total Receivables                              409                 270              7,584              2,011
                                                    --------------      --------------     --------------     --------------

        Net Assets Available for Plan Benefits     $       26,269     $        95,654    $       300,248     $      130,240
                                                    ==============      ==============     ==============     ==============

                                AON SAVINGS PLAN                                                                 Schedule II
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1996
                                  (Continued)
(thousands)

                                                     Government             Total             Common           Real Estate
                                                     Securities            Return           Stock Index        Securities
ASSETS                                                  Fund                Fund               Fund               Fund
                                                    --------------      --------------     --------------     --------------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities
     Corporate Bonds and Notes
     Other Bonds
     Common Stocks:
       Aon Corporation
       Other
     Preferred Stocks
     Investments held in the Aon Funds:
        Aon Money Market Fund
        Aon Government Securities Fund                     12,526                                           $
        Aon Asset Allocation Fund                               -     $        51,743
        Aon S&P 500 Index Fund                                  -                   -    $        70,708
        Aon REIT Index Fund                                     -                   -                  -              5,591
        Aon International Equity Fund                           -                   -                  -                  -
     Other Long-Term Investments                                -                   -                  -                  -
     Short-Term Investments                                   176                 422                456                 48
                                                    --------------      --------------     ---------------------------------

                                                           12,702              52,165             71,164              5,639

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                      -                   -                  -
                                                    --------------      --------------     --------------     --------------

               Total Investments                           12,702              52,165             71,164              5,639

Receivables:
     Contribution Receivable from Aon Corporation             955               1,569              2,925                155
     Contributions Receivable from Participants                 1                  52                125                  5
     Loans Receivable                                           -                   -                  -                  -
     Accrued Dividends and Income                               1                   1                  1                  -
     Due from Broker                                           75                 550                  -                  -
     Fund Transfers                                            41                  73                167                 34
                                                    --------------      --------------     --------------     --------------

               Total Receivables                            1,073               2,245              3,218                194
                                                    --------------      --------------     --------------     --------------

        Net Assets Available for Plan Benefits     $       13,775     $        54,410    $        74,382     $        5,833
                                                    ==============      ==============     ==============     ==============

                                AON SAVINGS PLAN                                                                 Schedule II
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1996
                                  (Continued)
(thousands)
                                                                                                      International
                                                       Equity               Loan
ASSETS                                                  Fund               Account             Total
                                                    --------------      --------------     --------------
Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                     $        82,043
     Corporate Bonds and Notes                                                                     6,312
     Other Bonds                                                                                   1,028
     Common Stocks:
       Aon Corporation                                                                           292,189
       Other                                                                                      44,202
     Preferred Stocks                                                                              1,616
     Investments held in the Aon Funds:
        Aon Money Market Fund                                                                     25,754
        Aon Government Securities Fund                                                            12,526
        Aon Asset Allocation Fund                                                                 51,743
        Aon S&P 500 Index Fund                                                                    70,708
        Aon REIT Index Fund                                                                        5,591
        Aon International Equity Fund                      11,866                                 11,866
     Other Long-Term Investments                                -                                     16
     Short-Term Investments                                   219                                 11,100
                                                   ---------------      --------------     --------------

                                                           12,085                                616,694

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                                                        79,198
                                                    --------------      --------------     --------------

               Total Investments                           12,085                                695,892

Receivables:
     Contribution Receivable from Aon Corporation             424                                 13,396
     Contributions Receivable from Participants                17                                    289
     Loans Receivable                                           -     $           206                206
     Accrued Dividends and Income                               1                   -                824
     Due from Broker                                            -                   -              2,977
     Fund Transfers                                            40                   -                  -
                                                    --------------      --------------     --------------

               Total Receivables                              482                 206             17,692
                                                    --------------      --------------     --------------

        Net Assets Available for Plan Benefits     $       12,567     $           206    $       713,584
                                                    ==============      ==============     ==============


                                                                                                              Schedule II
                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1995

(thousands)
                                                        Money                                   Aon            Investment
                                                       Market             Balanced             Stock            Contracts
ASSETS                                                  Fund                Fund               Fund               Fund
                                                    --------------      --------------     --------------     --------------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                  $        25,301                        $       22,735
     Corporate Bonds and Notes                                                  5,708
     Other Bonds                                                                1,053
     Common Stocks:
       Aon Corporation                                                              -    $       242,680
       Other                                                                   42,316                  -
     Preferred Stocks                                                           1,645                  -
     Investments held in the Life of Virginia Series Funds, Inc.:
        Money Market Portfolio                     $       21,729                   -                  -
        Government Securities Portfolio                         -                   -                  -
        Total Return Portfolio                                  -                   -                  -
        Common Stock Index Portfolio                            -                   -                  -
         Real Estate Equity Portfolio                           -                   -                  -
         International Equity Portfolio                         -                   -                  -
     Other Long-Term Investments                                -                   -                  -                 18
     Short-Term Investments                                    21              26,437              3,579              7,244
                                                    --------------      --------------     --------------     --------------
                                                           21,750             102,460            246,259             29,997

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                      -                   -                  -            101,938
                                                    --------------      --------------     --------------     --------------
               Total Investments                           21,750             102,460            246,259            131,935

Receivables:
     Contribution Receivable from Aon Corporation             940                   -              5,068              2,675
     Contributions Receivable from Participants                21                  (2)               298                153
     Loans Receivable                                           -                   -                  -                  -
     Accrued Dividends and Income                              14                 717                  7                 21
     Due from Broker                                            -               2,394                  -             17,956
     Fund Transfers                                         2,386                 (29)            (2,914)               196
                                                    --------------      --------------     --------------     --------------

               Total Receivables                            3,361               3,080              2,459             21,001
                                                    --------------      --------------     --------------     --------------

        Net Assets Available for Plan Benefits     $       25,111     $       105,540    $       248,718     $      152,936
                                                    ==============      ==============     ==============     ==============

                                                                                                              Schedule II
                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1995
                                  (Continued)

(thousands)
                                                     Government             Total             Common           Real Estate
                                                     Securities            Return           Stock Index        Securities
ASSETS                                                  Fund                Fund               Fund               Fund
                                                    --------------      --------------     --------------     --------------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities
     Corporate Bonds and Notes
     Other Bonds
     Common Stocks:
       Aon Corporation
       Other
     Preferred Stocks
     Investments held in the Life of Virginia Series Funds, Inc.:
        Money Market Portfolio
        Government Securities Portfolio                    11,692                                           $
        Total Return Portfolio                                  -     $        43,613
        Common Stock Index Portfolio                            -                   -    $        40,527
         Real Estate Equity Portfolio                           -                   -                  -              1,052
         International Equity Portfolio                         -                   -                  -                  -
     Other Long-Term Investments                                -                   -                  -                  -
     Short-Term Investments                                    30                  33                 31                 15
                                                    --------------      --------------     ---------------------------------

                                                           11,722              43,646             40,558              1,067

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                      -                   -                  -
                                                    --------------      --------------     --------------     --------------

               Total Investments                           11,722              43,646             40,558              1,067

Receivables:
     Contribution Receivable from Aon Corporation           1,298               1,683              2,835                 57
     Contributions Receivable from Participants                76                 106                179                  4
     Loans Receivable                                           -                   -                  -                  -
     Accrued Dividends and Income                               1                   1                  2                  -
     Due from Broker                                            -                   -                  -                  -
     Fund Transfers                                            62                  58                187                 24
                                                    --------------      --------------     --------------     --------------

               Total Receivables                            1,437               1,848              3,203                 85
                                                    --------------      --------------     --------------     --------------

        Net Assets Available for Plan Benefits     $       13,159     $        45,494    $        43,761     $        1,152
                                                    ==============      ==============     ==============     ==============

                                                                                                              Schedule II
                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1995
                                  (Continued)



(thousands)                                         International
                                                       Equity               Loan
                                                        Fund               Account             Total
                                                    --------------      --------------     --------------

ASSETS

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                     $        48,036
     Corporate Bonds and Notes                                                                     5,708
     Other Bonds                                                                                   1,053
     Common Stocks:
       Aon Corporation                                                                           242,680
       Other                                                                                      42,316
     Preferred Stocks                                                                              1,645
     Investments held in the Life of Virginia Series Funds, Inc.:
        Money Market Portfolio                                                                    21,729
        Government Securities Portfolio                                                           11,692
        Total Return Portfolio                                                                    43,613
        Common Stock Index Portfolio                                                              40,527
         Real Estate Equity Portfolio                                                              1,052
         International Equity Portfolio                     2,761                                  2,761
     Other Long-Term Investments                                -                                     18
     Short-Term Investments                                    10                                 37,400
                                                    --------------      --------------     --------------
                                                            2,771                                500,230

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                                                       101,938
                                                    --------------      --------------     --------------
               Total Investments                            2,771                                602,168

Receivables:
     Contribution Receivable from Aon Corporation             141                                 14,697
     Contributions Receivable from Participants                10                                    845
     Loans Receivable                                           -     $           398                398
     Accrued Dividends and Income                               -                   -                763
     Due from Broker                                            -                   -             20,350
     Fund Transfers                                            30                   -                  0
                                                    --------------      --------------     --------------

               Total Receivables                              181                 398             37,053
                                                    --------------      --------------     --------------

        Net Assets Available for Plan Benefits     $        2,952     $           398    $       639,221
                                                    ==============      ==============     ==============

                                                                                          Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1996

(thousands)

                                       Money                                Aon           Investment
                                      Market           Balanced            Stock          Contracts
ADDITIONS                              Fund              Fund              Fund              Fund
---------                          --------------     ------------      ------------     -------------
Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $            10    $       3,364     $          66     $       7,443
     Interest on Loan Repayments               1                -                 5                 3
     Aon Corporation Dividends                 -                -             6,909                 -
     Other Dividends                         124            1,196                 -                 -
                                   --------------     ------------      ------------     -------------

                                             135            4,560             6,980             7,446

Contributions:
     Aon Corporation                         813                -             4,967             1,987
     ESOP Diversification                      1                -                20                32
     Participants                          1,778                -            11,247             4,415
                                   --------------     ------------      ------------     -------------

                                           2,592                0            16,234             6,434
                                   --------------     ------------      ------------     -------------

                                           2,727            4,560            23,214            13,880

DEDUCTIONS
----------

Benefits Paid to Participants              8,038           10,146            24,818            21,275
Administrative Expenses                       33              127               328               180
Investment Expenses                            9               38                43                68
                                   --------------     ------------      ------------     -------------

                                           8,080           10,311            25,189            21,523
                                   --------------     ------------      ------------     -------------

                                          (5,353)          (5,751)           (1,975)           (7,643)

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments          1,250            8,705            58,485               174
                                   --------------     ------------      ------------     -------------

Net Increases (Decreases)                 (4,103)           2,954            56,510            (7,469)

Net Assets Available for Plan
     Benefits at Beginning of Year        25,111          105,540           248,718           152,936
Plan Mergers                                   -                -                 -                 -
Fund Transfers                             5,261          (12,840)           (4,980)          (15,227)
                                   --------------     ------------      ------------     -------------

Net Assets Available for
     Plan Benefits
     at End of Year              $        26,269    $      95,654     $     300,248     $     130,240
                                   ==============     ============      ============     =============

                                                                                          Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1996
                                  (Continued)

(thousands)

                                  Government             Total            Common         Real Estate
                                    Securities          Return          Stock Index       Securities
ADDITIONS                              Fund              Fund              Fund              Fund
---------                          --------------     ------------      ------------     -------------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $             6    $          13     $          19     $           2
     Interest on Loan Repayments               2                3                 5                 -
     Aon Corporation Dividends                 -                -                 -                 -
     Other Dividends                          51              120               104                68
                                   --------------     ------------      ------------     -------------

                                              59              136               128                70

Contributions:
     Aon Corporation                         996            1,645             3,049               162
     ESOP Diversification                      2               10                10                 3
     Participants                          2,169            4,068             6,886               302
                                   --------------     ------------      ------------     -------------

                                           3,167            5,723             9,945               467
                                   --------------     ------------      ------------     -------------

                                           3,226            5,859            10,073               537

DEDUCTIONS
----------

Benefits Paid to Participants              1,641            4,464             5,443               372
Administrative Expenses                       16               64                71                 4
Investment Expenses                            9                9                 9                 8
                                   --------------     ------------      ------------     -------------

                                           1,666            4,537             5,523               384
                                   --------------     ------------      ------------     -------------

                                           1,560            1,322             4,550               153

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments              7            5,009            11,675             1,195
                                   --------------     ------------      ------------     -------------

Net Increases (Decreases)                  1,567            6,331            16,225             1,348

Net Assets Available for Plan
     Benefits at Beginning of Year        13,159           45,494            43,761             1,152
Plan Mergers                                   -                -                 -                 -
Fund Transfers                              (951)           2,585            14,396             3,333
                                   --------------     ------------      ------------     -------------

Net Assets Available for
     Plan Benefits
     at End of Year              $        13,775    $      54,410     $      74,382     $       5,833
                                   ==============     ============      ============     =============

                                                                                          Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1996
                                  (Continued)

(thousands)

                                  International
                                      Equity             Loan
ADDITIONS                              Fund             Account            Total
---------                          --------------     ------------      ------------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $             5                      $      10,928
     Interest on Loan Repayments               -                                 19
     Aon Corporation Dividends                 -                              6,909
     Other Dividends                          16                              1,679
                                   --------------     ------------      ------------

                                              21                             19,535

Contributions:
     Aon Corporation                         437                             14,056
     ESOP Diversification                      9                                 87
     Participants                            875                             31,740
                                   --------------     ------------      ------------

                                           1,321                             45,883
                                   --------------     ------------      ------------

                                           1,342                             65,418

DEDUCTIONS
----------

Benefits Paid to Participants                725    $           7            76,929
Administrative Expenses                        9                -               832
Investment Expenses                            8                -               201
                                   --------------     ------------      ------------

                                             742                7            77,962
                                   --------------     ------------      ------------

                                             600               (7)          (12,544)

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments            407                -            86,907
                                   --------------     ------------      ------------

Net Increases (Decreases)                  1,007               (7)           74,363

Net Assets Available for Plan
     Benefits at Beginning of Year         2,952              398           639,221
Plan Mergers                                   -                -                 -
Fund Transfers                             8,608             (185)                -
                                   --------------     ------------      ------------

Net Assets Available for
     Plan Benefits
     at End of Year              $        12,567    $         206     $     713,584
                                   ==============     ============      ============


                                                                                         Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1995

(thousands)

                                       Money                                Aon           Investment
                                      Market           Balanced            Stock          Contracts
ADDITIONS                              Fund              Fund              Fund              Fund
---------                          --------------     ------------      ------------     -------------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $            12    $       3,394     $          65     $       9,158
     Interest on Loan Repayments               2                -                10                 9
     Aon Corporation Dividends                 -                -             6,561                 -
     Other Dividends                         827            1,521                 -                 -
                                   --------------     ------------      ------------     -------------

                                             841            4,915             6,636             9,167

Contributions:
     Aon Corporation                         940                -             5,068             2,675
     ESOP Diversification                      6                -                16                25
     Participants                          1,827                -            10,336             5,772
                                   --------------     ------------      ------------     -------------

                                           2,773                0            15,420             8,472
                                   --------------     ------------      ------------     -------------

                                           3,614            4,915            22,056            17,639

DEDUCTIONS
----------

Benefits Paid to Participants              3,623            8,258            13,493            12,149
Administrative Expenses                       38              198               341               277
Investment Expenses                           (6)              39                56               131
                                   --------------     ------------      ------------     -------------

                                           3,655            8,495            13,890            12,557
                                   --------------     ------------      ------------     -------------

                                             (41)          (3,580)            8,166             5,082

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments            355           17,274            87,369               198
                                   --------------     ------------      ------------     -------------

Net Increases (Decreases)                    314           13,694            95,535             5,280

Net Assets Available for Plan
     Benefits at Beginning of Year        19,518          107,468           161,077           149,159
Plan Mergers                                 508                -               391               536
Fund Transfers                             4,771          (15,622)           (8,285)           (2,039)
                                   --------------     ------------      ------------     -------------

Net Assets Available for
     Plan Benefits
     at End of Year              $        25,111    $     105,540     $     248,718     $     152,936
                                   ==============     ============      ============     =============

                                                                                         Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1995
                                  (Continued)

(thousands)

                                        RGH          Government            Total            Common
                                 Common Stock         Securities          Return         Stock Index
ADDITIONS                              Fund              Fund              Fund              Fund
---------                          --------------     ------------      ------------     -------------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $            32    $          11     $          17     $          22
     Interest on Loan Repayments               -                5                 5                 9
     Aon Corporation Dividends                 -                -                 -                 -
     Other Dividends                         147              683             3,101               776
                                   --------------     ------------      ------------     -------------

                                             179              699             3,123               807

Contributions:
     Aon Corporation                           -            1,298             1,683             2,835
     ESOP Diversification                      -                7                 8                10
     Participants                              -            2,780             3,748             6,303
                                   --------------     ------------      ------------     -------------

                                               -            4,085             5,439             9,148
                                   --------------     ------------      ------------     -------------

                                             179            4,784             8,562             9,955

DEDUCTIONS
----------

Benefits Paid to Participants                611              898             1,175             1,314
Administrative Expenses                        7               14                55                48
Investment Expenses                            9                7                 8                 9
                                   --------------     ------------      ------------     -------------

                                             627              919             1,238             1,371
                                   --------------     ------------      ------------     -------------

                                            (448)           3,865             7,324             8,584

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments          1,535              607             4,639             7,476
                                   --------------     ------------      ------------     -------------

Net Increases (Decreases)                  1,087            4,472            11,963            16,060

Net Assets Available for Plan
     Benefits at Beginning of Year         4,060            5,685            21,368            17,631
Plan Mergers                                   -              307               965               671
Fund Transfers                            (5,147)           2,695            11,198             9,399
                                   --------------     ------------      ------------     -------------

Net Assets Available for
     Plan Benefits
     at End of Year              $             -    $      13,159     $      45,494     $      43,761
                                   ==============     ============      ============     =============

                                                                                         Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1995
                                  (Continued)

(thousands)

                                  International
                                      Equity             Loan
ADDITIONS                              Fund             Account            Total
---------                          --------------     ------------      ------------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts      $             2                      $      12,714
     Interest on Loan Repayments               -                                 40
     Aon Corporation Dividends                 -                              6,561
     Other Dividends                          52                              7,164
                                   --------------     ------------      ------------

                                              54                             26,479

Contributions:
     Aon Corporation                         141                             14,697
     ESOP Diversification                      -                                 72
     Participants                            153                             30,975
                                   --------------     ------------      ------------

                                             294                             45,744
                                   --------------     ------------      ------------

                                             348                             72,223

DEDUCTIONS
----------

Benefits Paid to Participants                 11    $          42            41,574
Administrative Expenses                        1                -               980
Investment Expenses                            4                -               261
                                   --------------     ------------      ------------

                                              16               42            42,815
                                   --------------     ------------      ------------

                                             332              (42)           29,408

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments             70                -           119,552
                                   --------------     ------------      ------------

Net Increases (Decreases)                    402              (42)          148,960

Net Assets Available for Plan
     Benefits at Beginning of Year             -              802           486,768
Plan Mergers                                 112                -             3,493
Fund Transfers                             2,438             (362)                -
                                   --------------     ------------      ------------

Net Assets Available for
     Plan Benefits
     at End of Year              $         2,952    $         398     $     639,221
                                   ==============     ============      ============


                                                                    Schedule IV


                                AON SAVINGS PLAN
             TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                       OF THE CURRENT VALUE OF PLAN ASSETS
                      For the Year Ended December 31, 1996


The following schedule represents the 5% reportable transactions for the year ended December 31, 1996 of the Aon Savings Plan. This summary is intended to satisfy the disclosure requirements set forth in Sections 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                                                                      Schedule IV
                                         AON SAVINGS PLAN
                       SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN
                         EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                               For the Year Ended December 31, 1996

                                                                                    Current Value
                                                              Cost of                of Asset at           Net
(thousands)                                                    Asset              Transaction Date         Gain
                                                          -----------------       ------------------  ---------------
Short-Term Investment Fund, Collective
   Trust Funds of The Northern Trust Company
  $128,459 increases on 739 days                      $            128,459     $            128,459         -
  $152,613 decreases on 392 days                                   152,613                  152,613         -
  $116,881 increases on 219 days                                   116,881                  116,881         -
  $119,025 decreases on 100 days                                   119,025                  119,025         -
                                                                                  ------------------  ---------------
                                                                               $            516,978         -
                                                                                  ==================  ===============

S&P 500 Index Fund of the Aon Funds
  $71,356 purchased in 4 transactions                 $             71,356     $             71,356         -

Asset Allocation Fund of the Aon Funds
  $51,423 purchased in 3 transactions                 $             51,423     $             51,423         -
  $550 sold in 1 transaction                                           550                      550         -
                                                                                  ==================  ===============
                                                                               $             51,973         -
                                                                                  ==================  ===============

U.S. Treasury Bill due 5-9-96
  $20,868 purchased in 2 transactions                 $             20,868     $             20,868         -
  $20,868 sold in 1 transaction                                     20,868                   20,868         -
                                                                                  ==================  ===============
                                                                               $             41,736         -
                                                                                  ==================  ===============

U.S. Treasury Bills due 1-2-97
  $43,631 purchased in 5 transactions                 $             43,631     $             43,631

Common Stock Index Portfolio
  of the Life of Virginia Series Funds, Inc.
  $18,775 purchased in 14 transactions                $             18,775     $             18,775         -
  $51,665 sold in 7 transactions                                    51,665                   71,627 $         19,962
                                                                                  ==================  ===============
                                                                               $             90,402 $         19,962
                                                                                  ==================  ===============

Total Return Portfolio
  of the Life of Virginia Series Funds, Inc.
  $8,200 purchased in 9 transactions                  $              8,200     $              8,200         -
  $47,280 sold in 13 transactions                                   47,280                   55,840 $          8,560
                                                                                  ==================  ===============
                                                                               $             64,040 $          8,560
                                                                                  ==================  ===============

Money Market Portfolio
  of the Life of Virginia Series Funds, Inc.
  $6,700 purchased in 9 transactions                  $              6,700     $              6,700         -
  $28,217 sold in 12 transactions                                   28,217                   29,678 $          1,461
                                                                                  ==================  ===============
                                                                               $             36,378 $          1,461
                                                                                  ==================  ===============


                         REPORT OF INDEPENDENT AUDITORS


The Participant and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Aon Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 (Schedule I) and transactions or series of transactions in excess of 5% of the current value of plan assets (Schedule IV) for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





May 30, 1997

                                                                  Exhibit 23(a)

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated May 30, 1997, with respect to the financial statements and schedules of the Aon Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                             ERNST & YOUNG LLP






Chicago, Illinois
June 20, 1997

June 26, 1997





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re:      Report on Form 11-K for the Aon Savings Plan
                  Registrant:  Aon Corporation
                  Commission File No.:  1-7933


Gentlemen and Ladies:

         Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

         Pursuant to Securities Act Release No. 33-7331, no filing fee is being paid herewith as it was eliminated effective October 7, 1996.

         Please contact the undersigned at 312/701-3835 if you have any questions.

Very truly yours,


/s/ JEROME S. HANNER

Jerome S. Hanner
Senior Counsel

JSH/adc
Enclosures